Exhibit 99.1

Contents

1.	Presentation of the established Annual Financial Statements and Management Report for the 2017 financial year, the approved Consolidated Financial Statements and Management Report for the 2017 financial year as well as the Report of the Supervisory Board – 01

2.	Appropriation of distributable profit for the 2017 financial year – 01

3.	Ratification of the acts of management of the members of the Management Board for the 2017 financial year – 01

4.	Ratification of the acts of management of the members of the Supervisory Board for the 2017 financial year – 01

5.	Election of the auditor for the 2018 financial year, interim accounts – 01

6.	Authorization to acquire own shares pursuant to § 71 (1) No. 8 Stock Corporation Act as well as for their use with the possible exclusion of pre-emptive rights – 01

7.	Authorization to use derivatives within the framework of the purchase of own shares pursuant to § 71 (1) No. 8 Stock Corporation Act – 02

8.	Election to the Supervisory Board – 03

9.	Authorization to issue participatory notes and other Hybrid Debt Securities that fulfill the regulatory requirements to qualify as Additional Tier 1 Capital (AT1 Capital) – 04

Deutsche Bank General Meeting 2018	Agenda

Agenda

We take pleasure in inviting our shareholders to the Ordinary General Meeting convened for

Thursday, May 24, 2018, 10 a.m. in the Festhalle, Messe Frankfurt,

Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main.

Agenda

1.	Presentation of the established Annual Financial Statements and Management Report for the 2017 financial year, the approved Consolidated Financial Statements and Management Report for the 2017 financial year as well as the Report of the Supervisory Board

The Supervisory Board has already approved the Annual Financial Statements and Consolidated Financial Statements prepared by the Management Board; the Annual Financial Statements are thus established. Therefore, in accordance with the statutory provisions, a resolution is not provided for on this Agenda Item.

2.	Appropriation of distributable profit for the 2017 financial year

The Management Board and Supervisory Board propose that the distributable profit of the 2017 financial year amounting to € 398,790,082.62 shall be used as follows:

Payment of a dividend of € 0.11 per share eligible for the payment of a dividend for the 2017 financial year and carrying forward the remaining amount of at least € 171,445,038.21 to new account.

The proposals will be finalized by the specific amounts for the dividend payments and the amount carried forward to new account when the number of shares in treasury are determined and thus also the number shares that are ineligible for the payment of a dividend at the time of the General Meeting.

Pursuant to § 58 (4) sentence 2 Stock Corporation Act, the claim to payment of the dividends is due on the third business day following the resolution of the General Meeting, i.e. on May 29, 2018.

3.	Ratification of the acts of management of the members of the Management Board for the 2017 financial year

The Management Board and Supervisory Board propose that the acts of management of the members of the Management Board in office during the 2017 financial year be ratified for this period.

4.	Ratification of the acts of management of the members of the Supervisory Board for the 2017 financial year

The Management Board and Supervisory Board propose that the acts of management of the members of the Supervisory Board in office during the 2017 financial year be ratified for this period.

5.	Election of the auditor for the 2018 financial year, interim accounts

The Supervisory Board, based on the recommendation of its Audit Committee, proposes the following resolution:

KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, is appointed as the auditor of the Annual Financial Statements and as the auditor of the Consolidated Financial Statements for the 2018 financial year.

KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, is also appointed for the limited review of the condensed consolidated interim financial statements and the consolidated interim management report as of June 30, 2018 (§ 115 (5), § 117 No. 2 Securities Trading Act), and the consoli- dated interim financial statements and the consolidated interim management reports (§ 340 i (4) German Commercial Code, § 115 (7) Securities Trading Act) prepared before the Ordinary General Meeting in 2019.

6.	Authorization to acquire own shares pursuant to § 71 (1) No. 8 Stock Corporation Act as well as for their use with the possible exclusion of pre-emptive rights

The Management Board and Supervisory Board propose the following resolution:

a)	The company is authorized to buy, on or before April 30, 2023, its own shares in a total volume of up to 10 % of the share capital at the time the resolution is taken or – if the value is lower – of the share capital at the time this authorization is exercised. Together with its own shares acquired for trading purposes and/or for other reasons and which are from time to time in the company’s possession or attributable to the company pursuant to § 71 a et seq. of Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10 % of the company’s respectively applicable share capital. The own shares may be bought through the stock exchange or by means of a public purchase offer to all shareholders. The countervalue for the purchase of shares (excluding ancillary purchase costs) through a stock exchange may not be more than 10 % higher or more than 20 % lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public

Deutsche Bank	Agenda
General Meeting 2018

purchase offer, it may not be more than 10 % higher or more than 20 % lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company’s shares offered for purchase per shareholder may be provided for.

b)	The Management Board is authorized to dispose of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to § 71 (1) No. 8 Stock Corporation Act on the stock exchange or by an offer to all shareholders. The Management Board is authorized to dispose of the purchased shares against contribution in kind with the exclusion of shareholders’ pre-emptive rights for the purpose of acquiring companies or shareholdings in companies or other assets that serve to advance the company’s business operations. In addition, the Management Board is authorized, in case it disposes of such own shares by offer to all shareholders, to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to the shares to the extent that they would be entitled to such rights if they exercised their option and/or conversion rights. Shareholders’ pre-emptive rights are excluded for these cases and to this extent. The Management Board is also authorized to use shares purchased on the basis of authorizations pursuant to § 71 (1) No. 8 Stock Corporation Act to issue staff shares, with the exclusion of shareholders’ pre-emptive rights, to employees and retired employees of the company and its affiliated companies or to use them to service option rights on shares of the company and/or rights or duties to purchase shares of the company granted to employees or members of executive or non-executive management bodies of the company and of affiliated companies.

Furthermore, the Management Board is authorized, with the exclusion of shareholders’ pre-emptive rights, to sell such own shares to third parties against cash payment if the purchase price is not substantially lower than the price of the shares on the stock exchange at the time of sale. Use may only be made of this authorization if it has been ensured that the number of shares sold on the basis of this authorization does not exceed 10 % of the company’s share capital at the time this authorization becomes effective or – if the amount is lower – at the time this authorization is exercised. Shares that are issued or sold during the validity of this authorization with the exclusion of pre-emptive rights, in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act, are to be included in the maximum limit of 10 % of the share capital. Also to be included are shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory rights or participatory rights, if these bonds or participatory rights are issued during the validity of this authorization with the exclusion of pre-emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act.

c)	The Management Board is also authorized to cancel shares acquired on the basis of this or a preceding authorization without the execution of this cancellation process requiring a further resolution by the General Meeting.

d)	The presently existing authorization given by the General Meeting on May 18, 2017, and valid until April 30, 2022, to purchase own shares will be cancelled with effect from the time when this new authorization comes into force.

7.	Authorization to use derivatives within the framework of the purchase of own shares pursuant to § 71 (1) No. 8 Stock Corporation Act

In supplementing the authorization to be resolved on under Item 6 of this Agenda to acquire own shares pursuant to § 71 (1) No. 8 Stock Corporation Act, the company is also to be authorized to acquire own shares with the use of derivatives.

The Management Board and Supervisory Board propose the following resolution:

The purchase of shares subject to the authorization to acquire own shares to be resolved under Agenda Item 6 may be executed, apart from in the ways described there, with the use of put and call options or forward purchase contracts. The company may sell to third parties put options based on physical delivery and buy call options from third parties if it is ensured by the option conditions that these options are fulfilled only with shares which themselves were acquired subject to compliance with the principle of equal treatment. All share purchases based on put or call options are limited to shares in a maximum volume of 5 % of the actual share capital at the time of the resolution by the General Meeting on this authorization. The term of the options must be selected such that the share purchase upon exercising the option is carried out at the latest on April 30, 2023.

The purchase price to be paid per share upon exercise of the put options or upon the maturity of the forward purchase may not exceed by more than 10 % or fall below 10 % of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before conclusion of the respective transaction in each case excluding ancillary purchase costs but taking into account the option premium received. The call options may only be exercised if the purchase price to be paid does not exceed by more than 10 % or fall below 10 % of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the acquisition of the shares. The rules specified under Item 6 of this Agenda apply to the sale and cancellation of shares acquired with the use of derivatives.

Deutsche Bank General Meeting 2018	Agenda

Own shares may continue to be purchased using existing derivatives that were agreed on the basis and during the existence of previous authorizations.

8.	Election to the Supervisory Board

With the conclusion of the General Meeting on May 24, 2018, the appointment period as members of the Supervisory Board of Dina Dublon, Professor Dr. Henning Kagermann, Louise M. Parent, Gerd Alexander Schütz and Dr. Johannes Teyssen ends as scheduled as shareholder representatives on the Supervisory Board, which means that a total of five shareholder representatives are to be newly elected.

Pursuant to § 96 (1) and (2) and § 101 (1) Stock Corporation Act as well as § 7 (1) sentence 1 No. 3 Act Concerning Co-Determination by Employees dated May 4, 1976, the Supervisory Board consists of ten members for the shareholders and ten members for the employees.

The Terms of Reference for the Supervisory Board do not contain any specification regarding joint or separate fulfillment of the gender quotas to fulfill the statutory requirements. Until now neither the shareholder representatives’ side nor the employee representatives’ side has objected to joint fulfillment of the quotas pursuant to § 96 (2) sentence 3 Stock Corporation Act. Therefore, the Supervisory Board is to have overall at least six women and six men in order to fulfill the minimum quota requirements pursuant to § 96 (2) sentence 1 Stock Corporation Act.

For many years now, more than 30 % of the Supervisory Board members have been women; currently seven, i.e. 35%, of its members are women. Also, since 2013, 30 % of the shareholder representatives have been women. The minimum requirement is therefore fulfilled and would also be fulfilled following the election of the proposed candidates.

The candidate Professor Dr. Winkeljohann, who is proposed in the following by the Supervisory Board for election to the Supervisory Board, will not be available until August 1, 2018, and Ms. Dublon, who will not stand for re-election for a sec- ond term, has agreed to stand for election for the interim period. Thus the following proposal specifies six candidates for a total of five positions.

The Supervisory Board, based on the recommendations of the shareholder representatives of its Nomination Committee, proposes that the following people be elected as shareholder representatives to the Supervisory Board:

a)	Mr. Gerd Alexander Schütz, founder and member of the Management Board of C-QUADRAT Investment AG, Vienna, Austria,

b)	Ms. Mayree Carroll Clark, founder and Managing Partner of Eachwin Capital LP, New York, USA,

c)	Mr. John Alexander Thain, independent member of corporate management and supervisory bodies (formerly, among other things, as Chief Executive Officer of CIT Group), New York, USA,
d)	Ms. Michele Trogni, Non-Executive Director of Morneau Shepell Inc., New York, USA,

candidates a) to d), pursuant to § 9 (1) sentences 2 and 3 of the Articles of Association, for the period until the end of the General Meeting that resolves on the ratification of the acts of management for the 2022 financial year;

e)	Ms. Dina Dublon, independent member of corporate management and supervisory bodies (formerly, among other things, as Chief Financial Officer of JP Morgan Chase & Co), New York, USA,

pursuant to § 9 (1) sentences 2 to 4 of the Articles of Associa- tion for the period until the close of July 31, 2018; and

f)	Professor Dr. Norbert Winkeljohann, Spokesman of the Executive Board of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft and Chairman of the Management Board of PwC Europe SE WPG (both until June 30, 2018), Osnabrück, Germany pursuant to § 9 (1) sentences 2 to 4 of the Articles of Associa- tion, for the period starting from August 1, 2018, until the end of the General Meeting that resolves on the ratification of the acts of management for the 2022 financial year.

Besides his position as member of the Management Board of C-QUADRAT Investment AG, Mr. Schütz does not have any other management board or managing director mandates. Besides being a member of the Supervisory Board of Deutsche Bank AG, Mr. Schütz is not a member of any statutory supervisory board or other comparable foreign supervisory bodies.

Ms. Clark is not a member of any statutory supervisory boards. She is currently a member of the following comparable foreign supervisory bodies:

–	Independent Director of Ally Financial, Inc.,
–	Independent Director of Regulatory Data Corp., Inc.,
–	Independent Director of Taubman Centers, Inc.

Mr. Thain is not a member of any statutory supervisory boards. He is currently a member of the following comparable super- visory bodies:

–	Independent Director of Uber Technologies, Inc.,
–	Independent Director of Enjoy Technology, Inc.

Ms. Trogni, besides her directorship at Morneau Shepell, Inc., where she is a member of a supervisory body comparable to a supervisory board, does not have any other positions as management board member, managing director or compara- ble foreign directorships.

Besides being a member of the Supervisory Board of Deutsche Bank Aktiengesellschaft, Ms. Dublon is also a member of the following foreign supervisory body com- parable to a supervisory board:

–	Independent Director of PepsiCo, Inc.

Deutsche Bank	Agenda
General Meeting 2018

Professor Dr. Winkeljohann is currently still Spokesman of the Executive Board of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft and Chairman of the Management Board of PwC Europe SE WPG. Both of these companies maintain business relations with Deutsche Bank Aktiengesellschaft and its Group companies. Pricewater- houseCoopers GmbH Wirtschaftsprüfungsgesellschaft is, among other things, the auditor of Deutsche Postbank Aktiengesellschaft. After his departure from the functions specified above at the two companies as of June 30, 2018, Professor Dr. Winkeljohann will no longer work for these companies. He will receive his retirement pension pay, the amount of which is not dependent on the performance of the companies.

Professor Dr. Winkeljohann currently is not a member of any statutory supervisory boards but does plan to accept a membership on the statutory Supervisory Board of Bayer AG – as documented by the published Agenda for the Annual Stockholders’ Meeting of Bayer AG – prospectively starting May 25, 2018.

He is currently not a member of any comparable foreign supervisory bodies and also does not intend to seek such memberships in the foreseeable future.

Based on the Supervisory Board’s evaluation, the candidates nominated under b) to e) do not have personal or business relations with, and the candidate specified under f) will, in any case from the time of the proposed beginning of his term of office, no longer have any personal or business relations with, Deutsche Bank Aktiengesellschaft or its Group companies, the executive bodies of Deutsche Bank Aktiengesellschaft or a shareholder holding a material interest in Deutsche Bank Aktiengesellschaft which would be subject to disclosure pursuant to No. 5.4.1 of the German Corporate Governance Code.

The election proposals reflect the objectives resolved by the Supervisory Board for its composition pursuant to No. 5.4.1 (2) of the German Corporate Governance Code and are intended to fulfill as comprehensively as possible the profile of requirements (skills and expertise) adopted by the Supervisory Board. All candidates are far from the regular maximum age limit defined by the Supervisory Board.

The Supervisory Board expects – also based on discussions with the candidates – that all candidates can devote the expected amount of time to their Supervisory Board work.

The candidates’ resumes are presented in the “Reports and Notices” section that follows in this Agenda.

9.	Authorization to issue participatory notes and other Hybrid Debt Securities that fulfill the regulatory requirements to qualify as Additional Tier 1 Capital (AT1 Capital)

The Management Board and Supervisory Board propose the following resolution:

a)	The Management Board is authorized to issue bearer or registered participatory notes, once or more than once, on or before April 30, 2023. The participatory notes must meet the requirements of European law, which calls for capital paid up to grant participatory rights to be attributable to the company’s Additional Tier 1 Capital.

The Management Board is also authorized to issue, instead of or besides participatory notes, on or before April 30, 2023, once or more than once, other hybrid financial instruments with a perpetual maturity that fulfill the requirements specified above but that are possibly not classified by law as participatory rights if their issue requires the approval of the General Meeting pursuant to § 221 Stock Corporation Act due to, for example, their dividend-dependent return or other reasons (hereinafter these instruments are referred to as “Hybrid Debt Securities”).

The total nominal amount of all participatory notes and/or Hybrid Debt Securities to be issued under this authorization shall not exceed a total value of €8 billion.

The participatory notes and Hybrid Debt Securities may be issued in euro or in the official currency of an OECD member country, as long as the corresponding euro equivalent is not exceeded. Besides cash, consideration for the issue of the participatory notes and/or Hybrid Debt Securities may also be provided as contributions in kind that carry value and that are specified by the company, in particular, also in the form of existing bonds or participatory rights that are to be replaced by the new instruments.

b)	Participatory notes and Hybrid Debt Securities that cor- respond to the conditions specified under a) may also be issued indirectly by the company’s affiliated companies in Germany or abroad. In this case, the Management Board is authorized to assume in a regulatory approved manner on behalf of the company a guarantee for repayment of the participatory notes or Hybrid Debt Securities and to grant to the affiliated company non-transferable, equivalent participatory rights or Hybrid Debt Securities up to the amount of the issue. When utilizing this possibility, only the volume of the participatory notes or Hybrid Debt Securities issued by the affiliated company is offset from the highest amount specified under a) above. Shareholders’ pre-emptive rights to the participatory notes and/or Hybrid Debt Securities issued to the affiliated company are excluded.

c)	In the case of the issue of participatory rights or Hybrid Debt Securities by the company or by an affiliated company, shareholders are in principle entitled to the statutory

Deutsche Bank General Meeting 2018	Agenda

pre-emptive right. The Management Board is, however, authorized, with the consent of the Supervisory Board, to exclude shareholders’ pre-emptive rights insofar as the issue price is not substantially lower than the theoretical market value of the participatory notes or Hybrid Debt Securities established using recognized actuarial methods.

To the extent the Management Board makes no use of the preceding possibility to exclude pre-emptive rights, it is authorized, with the consent of the Supervisory Board, to except broken amounts arising as a result of the sub- scription ratio from shareholders’ pre-emptive rights and also to exclude pre-emptive rights to the extent neces- sary to grant to the holders of option and/or conversion rights and/or the holders of convertible bonds and/or convertible participatory notes with a conversion obliga- tion pre-emptive rights on the scale to which they would be entitled after exercise of the option or conversion rights and/or after fulfilling the conversion obligation.

The Management Board will carefully check whether the exclusion of shareholders’ pre-emptive rights is also in the company’s interests and thus also in the interests of shareholders. The Supervisory Board will also only grant its required consent if, in its opinion, these pre-requisites are met. In the event the Management Board utilizes the preceding authorization, the Management Board will report on this at the next General Meeting.

The participatory notes and/or Hybrid Debt Securities may also be taken up by banks specified by the Manage- ment Board with the obligation to offer them to the shareholders (indirect pre-emptive right).

The Management Board is authorized to determine, with the consent of the Supervisory Board, further details concerning the issuance and features of the issue, in par- ticular the volume, timing, interest rate and issue price, or to do so in consultation with the executive and non-exec- utive management bodies of the company in which the bank has a shareholding floating the issue.

To the extent not already utilized, the authorization granted by the General Meeting on May 22, 2014, under Agenda Item 13 to issue corresponding capital instruments expiring April 30, 2019, and only partially utilized shall be cancelled when this new authorization becomes effective.

Reports and notices

Ad Items 6 and 7:

Report of the Management Board to the General Meeting pursuant to § 71 (1) No. 8 in conjunction with § 186 (4) Stock Corporation Act

Under Item 6 of the Agenda, the company is to be authorized to purchase its own shares; Item 7 of the Agenda regulates the possibility of purchasing own shares by using derivatives. The use of put and call options for the purchase of own shares gives the company the possibility of optimizing a buyback. As shown by the specific limitation to 5%

of the share capital, it is only intended to supplement the range of instruments available for share buybacks and to extend the possibilities for their use. Both the regulations governing the structure of the options and the regulations governing the shares suitable for delivery ensure that this form of purchase take account of the principle of equal treatment of shareholders. As a rule, the term of the options will not exceed 18 months. In connection with share-based remuneration components which must be granted as deferred compensation over a multiple-year period and are to be subject to forfeiture pursuant to the regulations applicable to banks at least for management board members and employees whose activities have a material impact on the overall risk profile of the bank, the use of call options with longer terms is to be made possible to establish offsetting positions. Under this authorization, Deutsche Bank Aktiengesellschaft will only acquire such longer-term options on shares corresponding to a volume of no more than 2 % of the share capital.

Under Item 6 of the Agenda, the company is also to be authorized to resell purchased shares. The possibility of reselling own shares enables them to be used for the renewed procurement of own funds capital. Besides sale through the stock exchange or by offer to all shareholders – both of which would ensure equal treatment of shareholders under the legal definition – the proposed resolution also provides that the own shares are at the company’s disposal to be offered as consideration for the acquisition of companies, shareholdings in companies or other assets that serve to advance the company’s business operations subject to the exclusion of shareholders’ pre-emptive rights. This is intended to enable the company to react quickly and successfully, on both national and international markets, to advantageous offers or any other opportunities to acquire companies, shareholdings in companies or other assets. It is not uncommon in the course of negotiations to have to provide shares instead of cash as consideration. This authorization takes account of that fact.

Over and above this, the authorization makes it possible, in the case of a sale of the shares by offer to all shareholders, to partially exclude shareholders’ pre-emptive rights in favor of holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies. The background to this is that conversion and option conditions based on customary market practice contain regulations according to which, in case of a rights offer to shareholders of the company for new shares, the conversion or option price is to be discounted based on a dilution protection formula if the holders of conversion or option rights are not granted pre-emptive rights to shares on the scale to which they would be entitled after exercising their option or conversion rights and/or fulfilling a conversion obligation, if any. The possibility proposed here to exclude pre-emptive rights provides the Management Board with a choice between these two different arrangements in such situations.

In addition, the authorization makes it possible to use the shares as staff shares for employees and retired employees of the company and its affiliated companies or to service

Deutsche Bank	Agenda
General Meeting 2018

option rights and/or purchase rights or purchase obligations relating to the company’s shares that were granted to employees and members of the executive and non-executive management bodies of the company and its affiliated companies. For these purposes, the company disposes, to some extent, over authorized and conditional capital and/or creates such capital, as the case may be, together with the respective authorization. In part, the possibility of a cash payment in connection with the granting of option rights is foreseen. The use of existing own shares instead of a capital increase or cash payment may make economic sense. The authorization is intended to increase the available scope in this respect. The situation is similar in cases in which purchase rights or obligations relating to the company’s shares are granted to employees or members of the executive and non-executive management bodies of the company or its affiliated companies as an element of compensation. In this context, the price risk that might otherwise materialize can also be effectively controlled by the use of own shares purchased. A corresponding exclusion of shareholders’ pre-emptive rights is also required for this use of purchased shares.

Finally, Management is also to be given the possibility of excluding pre-emptive rights pursuant to § 186 (3) sentence 4 Stock Corporation Act with respect to the re-sale against cash payment of the shares purchased on the basis of this authorization. This statutory possibility of excluding pre-emptive rights enables Management to take advantage of favorable stock market situations without delay and, by determining a price close to market, to obtain the highest possible issue amount and thus to strengthen own funds capital to the greatest extent possible. This possibility is particularly important to banks in view of the special equity capital requirements they are subject to. The utilization of this possibility, also for own shares, enlarges the scope for strengthening capital, even at times when markets are not particularly receptive. The authorization ensures that pursuant to it, shares may only be sold with the exclusion of share- holders’ pre-emptive rights, based on § 186 (3) sentence 4 Stock Corporation Act, up to the maximum limit specified therein of 10 % of the share capital. To be counted towards this maximum limit of 10 % are shares that were issued or sold during the validity of this authorization with the exclusion of pre-emptive rights in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act. Also to be counted towards this maximum limit are shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory notes or participatory notes with warrants if these bonds or participatory rights were issued with the exclusion of pre-emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act during the validity of this authorization. Management will keep any mark-down on the stock market price as low as possible. It will probably be limited to a maximum of 3%, but will not in any event exceed 5%.

Deutsche Bank General Meeting 2018	Agenda

Ad Item 8:

Resumes and other information on the Supervisory Board candidates nominated for election under Agenda Item 8.

Gerd Alexander Schütz

Place of residence: Vienna, Austria

First elected:	2017
Term expires:	2018

Personal information Year of birth:	1967
Nationality:	Austrian

Position

Founder and Member of the Management Board, C-QUADRAT Investment Aktiengesellschaft

Career
Since 1991	Founder and Member of the Management Board, C-QUADRAT Investment Aktienge- sellschaft, Vienna, Austria
2013 – 2017	Chairman of the Board of Directors, C-QUADRAT Bluestar Limited, London, UK
2013 – 2017	Chairman of the Board of Directors, C-QUADRAT UK Limited, London, UK
2012 – 2017	Managing Director, C-QUADRAT Deutschland GmbH, Frankfurt am Main, Germany
2012 – 2017	Managing Director, S-Quad Malta Ltd., Malta
2011 – 2017	Managing Director, S-Quad Handels- und Beteiligungs GmbH, Vienna, Austria
2005 – 2017	Managing Director, S-Quad España S.L., Palma de Mallorca, Spain
2004 – 2017	Managing Director, ARTS Asset Management GmbH, Vienna, Austria
2004 – 2008	Member of the Management Board, C-QUADRAT Deutschland AG, Frankfurt am Main, Germany
2002 – 2009	Member of the Supervisory Board, Privatinvest Bank Aktiengesellschaft (Dresdner Bank/Allianz Group), Salzburg, Austria
1989 – 1992	Assistant of the Management Board, Vienna Portfolio Management AG, Vienna, Austria

Education
1993	National examination for the licensed profession in Austria of “Investment Consultant”
1990	Examination of the German Derivatives Trading Association (Deutscher Termin-handel Verband e.V.)
1988 – 1992	Studies in Business Administration (not graduated), Wirtschaftsuniversität, Vienna, Austria
1982 – 1988	Handelsakademie, Vienna, Austria

Memberships in statutory supervisory boards in Germany

Deutsche Bank Aktiengesellschaft, Frankfurt am Main

Memberships in comparable boards

None

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General Meeting 2018

Mayree Carroll Clark Place of residence: New York, USA Personal information Year of birth: 1957 Nationality: U.S. American Position Founder and Managing Partner of Eachwin Capital LP	John Alexander Thain Place of residence: New York, USA Personal information Year of birth: 1955 Nationality: U.S. American

Career		Career
Since 2011	Founder and Managing Partner,	2010 – 2016	Chairman and Chief Executive Officer,
	Eachwin Capital LP, New York, USA		CIT Group Inc.
2006 – 2011	Partner and Member of Executive Commit-	2009	President of Global Investment Banking,
	tee/Senior Advisor, AEA Holdings/Aetos		Markets and Wealth Management,
	Capital, New York, USA		Bank of America
1981 – 2005	Managing Director, Morgan Stanley,	2007 – 2008	Chairman and Chief Executive Officer,
	New York, USA		Merrill Lynch & Co., Inc.
	Served as Director of Global Private Wealth	2006 – 2007	Chief Executive Officer and Director,
	Management; Global Research Director;		NYSE Euronext, Inc.
	Chairman of MSCI; deputy to the Chairman,	2004 – 2006	Chief Executive Officer and Director,
	President and Management Committee;		New York Stock Exchange
	Head of Real Estate Capital Markets;	2003 – 2004	President and Chief Operating Officer,
	Principal, International Capital Markets;		The Goldman Sachs Group Inc.
	Operations Officer, Corporate Finance;	1999 – 2003	President and Co-Chief Operating Officer,
	and Vice President, Mergers & Acquisitions		The Goldman Sachs Group Inc.
Education		1999	President and Co-Chief Operating Officer,
1981 Stanford Graduate School of Business (MBA)			The Goldman Sachs Group LP
1976 University of Southern California (Bachelor of Science)		1994 – 1999	Chief Financial Officer and Head of Opera-
tions, Technology and Finance (from 1995
Memberships in statutory supervisory boards in Germany			to 1997 also Co-Chief Executive Officer for
None			European Operations), The Goldman Sachs
Group LP

Memberships in comparable boards		Education
Member of the Board of Directors, Ally Financial, Inc.,		1979 Harvard University, Finance (Master of Business
Detroit, USA		Administration)
Member of the Board of Directors, Regulatory Data Corp., Inc.,		1977 Massachusetts Institute of Technology, Electrical
Pennsylvania, USA		Engineering, (Bachelor of Science)
Member of the Board of Directors, Taubman Centers, Inc.,
Bloomfield Hills, USA		Memberships in statutory supervisory boards in Germany
None

Memberships in comparable boards
Member of the Board of Directors, Uber Technologies, Inc.,
San Francisco, USA
Member of the Board of Directors, Enjoy Technology, Inc.,
Menlo Park, USA

Deutsche Bank General Meeting 2018	Agenda

Michele Trogni

Place of residence: New York, USA

Personal information
Year of birth:	1965
Nationality:	British

Career
2013 – 2017	Executive Vice President, IHS Markit, New York, USA
2009 – 2013	Group Chief Information Officer, UBS Aktiengesellschaft, New York, USA, and Zurich, Switzerland
2006 – 2009	Head of Operations, UBS Aktiengesell- schaft Investment Bank, New York, USA
1998 – 2006	IT Director, UBS Aktiengesellschaft Investment Bank, New York, USA
1996 – 1998	IT Director, Swiss Banking Corporation, Chicago, USA
1993 – 1996	Operations Director, Swiss Banking Corporation, London, United Kingdom
1987 – 1993	Financial Controller, Swiss Banking Corporation, London, United Kingdom

Education
1989	Association of Chartered Certified Accountants, London (ACCA)
1986	Northumbria University, Accounting (Bachelor Hons)

Memberships in statutory supervisory boards in Germany

None

Memberships in comparable boards

Member of the Board of Directors, Morneau Shepell Inc., Toronto, Canada

Deutsche Bank	Agenda
General Meeting 2018

Dina Dublon

Place of residence: New York, USA

First elected:	2013
Term expires:	2018

Personal information Year of birth:	1953
Nationality:	U.S. American and Brazilian

Career
2011 – 2012	Faculty, Harvard Business School, Cambridge, USA
2005 – 2008	Advisor, Warburg Pincus, New York, USA
1998 – 2004	Chief Financial Officer, JP Morgan Chase & Co., Chase Manhattan and JP Morgan Chase, New York, USA
1989 – 1998	Corporate Treasurer, Head of Corporate Planning and Development, Co-Head Financial Institutions, Corporate Finance, Chase and Chemical Banks, JP Morgan Chase & Co., New York, USA
1985 – 1989	Asset Liability Management and Capital Markets Planning, Chemical Bank, JP Morgan Chase & Co., New York, USA
1984 – 1985	Investor Relations Officer, Chemical Bank, JP Morgan Chase & Co., New York, USA
1981 – 1983	Trader and Management Trainee, Chemical Bank, JP Morgan Chase & Co., New York, USA
1979 – 1981	Research Associate, Harvard Business School, Cambridge, USA
1975 – 1977	District Manager, Securities Division, Bank Hapoalim, Tel Aviv, Israel

Education
1977 – 1979	Carnegie Mellon University, Business School, Accounting & Finance (Master)
1971 – 1974	Hebrew University of Jerusalem, Economics & Mathematics (Bachelor)

Memberships in statutory supervisory boards in Germany

Deutsche Bank Aktiengesellschaft, Frankfurt am Main

Memberships in comparable boards

Member of the Board of Directors, PepsiCo, Inc.,

Purchase, USA

Deutsche Bank General Meeting 2018	Agenda

Prof. Dr. Norbert Winkeljohann

Place of Residence: Osnabrück, Germany

Personal information
Year of birth:	1957
Nationality:	German

Position

Chairman of the Management Board of PwC Europe SE WPG and Spokesman of the Executive Board of Pricewaterhouse- Coopers GmbH Wirtschaftsprüfungsgesellschaft (both until June 2018)

Career
2011 – 2018	Chairman of the Management Board of PwC Europe SE WPG (Spokesman of the Management Board of PwC Europe AG WPG until 2014), Frankfurt am Main, Germany
2010 – 2018	Spokesman of the Executive Board of PricewaterhouseCoopers GmbH Wirt- schaftsprüfungsgesellschaft (formerly Spokesman of the Management Board of PricewaterhouseCoopers Aktiengesell- schaft Wirtschaftsprüfungsgesellschaft), Frankfurt am Main, Germany
1999 – 2010	Member of the Management Board of PricewaterhouseCoopers AG WPG and Head of the Business Division Mid-Caps and Family Firms in Germany and Europe, Frankfurt am Main, Germany
1994 – 1998	Auditor and Tax Consultant; Executive Partner of Societäts Treuhand Gruppe, Hannover/Osnabrück, Germany
1993	Auditing and consultancy work at Deloitte (formerly Touche Ross), London, United Kingdom
1988 – 1993	Senior executive at Deloitte GmbH Wirtschaftsprüfungsgesellschaft, International Tax, Düsseldorf, Germany
1986 – 1988	Audit assistant at Dr. Köcke und Partner GmbH Wirtschaftsprüfungsgesellschaft, Bank auditing, Düsseldorf, Germany

Education
2017	Named Honorary Professor of the Goethe University Frankfurt
2001	Named Honorary Professor of the University of Osnabrück
1992	Auditor certification
1988	Tax consultant certification
1983 – 1986	University of Hagen, Doctorate in Business Administration and Economics from the Department of Accounting, Taxes and Auditing (Dr. rer. pol.)
1978 – 1983	University of Münster, Business Administ- ration and Economics (Diplom-Kaufmann)

Memberships in statutory supervisory boards in Germany

Bayer AG (planned as of 25 May 2018)

Memberships in comparable boards

None

Deutsche Bank	Agenda
General Meeting 2018

Ad Item 9:

Report of the Management Board to the General Meeting pursuant to § 221 (4) in conjunction with § 186 (4) Stock Corporation Act

A generally strong capital base and the availability of appropriate equity capital and/or regulatory own funds capital are the basis for the company’s business development. Especially for credit institutions, other capital components recognized by bank regulatory authorities as own funds have a very central role to play here. The capital requirements pursuant to the Regulation (EU) No. 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms (Capital Requirements Regulation, also referred to in the following as CRR) require banks to have adequate own funds. Thus the CRR contains specific eligibility rules for Additional Tier 1 Capital (AT 1 Capital) according to which banks can issue bonds that qualify as such subject to specific regula- tory features that also ensure a potential loss participation. Alongside Common Equity Tier 1 capital (share capital and reserves), such instruments form an indispensable element of the company’s own funds capital position. The company must have the necessary scope for actions to be able to issue new Additional Tier 1 Capital instruments to meet regulatory capital requirements at favorable conditions depending on the market situation.

The authorization under Item 9 is intended to give the company a new broad basis exclusively for the issue of participatory notes and Hybrid Debt Securities, enabling the flexible use of these instruments at any time. This is to enable the company to issue such instruments itself, but also to ensure, if applicable, that an issue of such instruments, in particular, by foreign subsidiaries is recognized as Additional Tier 1 Capital of the company.

The company should be able to access – depending on the market situation – the German or international capital markets, possibly through its affiliated companies, to issue Hybrid Debt Securities in euros as well as in the official currency of an OECD country.

The possibility of the Management Board to exclude pre-emp- tive rights of shareholders with the consent of the Supervisory Board is in the predominant interests of the company for the reasons presented in more detail in the following.

1.	Improvement of the own funds capital structure in accordance with regulatory requirements and utilization of favorable refinancing possibilities

As mentioned initially above, a strong capital base and the availability of appropriate equity capital and/or regulatory own funds capital are the basis for the company’s business development. Through the exclusion of pre-emptive rights, the company receives the required flexibility to quickly contact interested groups of investors in a focused manner and to take advantage of favorable market conditions for the issuance of bonds with warrants and/or convertible bonds, participatory notes and other Hybrid Debt Securities. In addition, the placement risk for the company is clearly minimized, as there is a risk for issues with a granting of pre-emptive rights that conditions, once they are specified, no longer turn out to be market conditions by the actual time of the placement on the market, as market outlooks often undergo significant changes within the statutory subscription period. In contrast, in the case of an issue with the exclusion of pre-emptive rights, the company is in the position to take advantage of a favorable time for a placement relatively quickly and flexibly. Experience has shown in practice that better conditions can usually be obtained for issues of bonds with warrants and/or convertible bonds, participatory notes or comparable financial instruments with the exclusion of pre-emptive rights, as pricing risks to the detriment of the company are avoided through the immediate placement made possible in this way. This is due to the structure of pre-emptive rights issues, for which at least a two-week subscription period must be observed according to the applicable statutory provisions, while it is possible to specify the issue price directly before the place- ment of an issue without pre-emptive rights. In this way, an increased price risk can be avoided and the proceeds of the issue are maximized in the interests of all shareholders with- out discount margins.

With an exclusion of pre-emptive rights, upon the correct assessment of the market circumstances, a higher amount of funds can be generated for the company with a lower charge to the company through interest rate mark-ups. As a result, the company is able to specify attractive issue conditions at an optimal point in time, from its perspective, and thus to optimize its financing conditions in accordance with the new regulatory requirements and in the interests of all shareholders.

Overall, issues with the exclusion of pre-emptive rights make it possible for the company to procure capital or refinance at clearly more favorable conditions than issues with pre-emptive rights. This applies irrespective of whether or not the issue is intended to raise Additional Tier 1 Capital.

2.	Possibility to react to regulatory authorities’ additional requirements for own funds capital

Furthermore, regulatory authorities have the authority in individual cases to instruct at short notice capital requirements for own funds that go beyond the requirements of the CRR, for example, within the framework of bank stress tests. Participatory notes or other Hybrid Debt Securities can, in such case, depending on the specific regulatory requirement, be suitable as own funds instruments. Against this background, the company must also be able to issue such instruments, if necessary quickly and flexibly. In such case, depending on the circumstances, for an issue with pre-emptive rights, it would be possible for the company to take up Additional Tier 1 Capital only at extremely unfavorable conditions.

Deutsche Bank General Meeting 2018	Agenda

3.	No substantial impairment of shareholder interests through the issue of participatory notes and Hybrid Debt Securities without option and/or conversion rights

Participatory notes and Hybrid Debt Securities do not have voting rights or other membership rights. The issue of these instruments therefore does not lead to any change under stock corporation law in the shareholder structure or voting rights. For buyers of participatory notes or Hybrid Debt Secu- rities, the primary focus is not on ownership in the company, which is why participatory notes do not certify a participation in a gain in the company’s value.

However, participatory notes do provide for a participation in losses. This risk is addressed through the payment of a higher coupon, which can lead to a reduction in the company’s divi- dend capacity. This is in contrast to the significant financial disadvantages that the company could incur if pre-emptive rights upon raising Additional Tier 1 Capital cannot be excluded. These disadvantages can be more severe than the potential impairment of the company’s dividend capacity, which the Management Board and Supervisory Board are required to review when deciding on the exclusion of pre-emptive rights.

Furthermore, § 186 (3) sentence 4 Stock Corporation Act pro- vides that, inter alia, pre-emptive rights can be excluded “if the capital increase against cash payments does not exceed 10 per cent of the initial share capital and the issue price is not significantly below the stock exchange price.” Even if the provision under § 186 (3) sentence 4 Stock Corporation Act does not directly cover issues of participatory notes or Hybrid Debt Securities, it can be derived from it that the market requirements can support an exclusion of pre-emptive rights if the shareholders would not incur any disadvantage or only an insubstantial one due to the structuring of the pricing process in such a way that it ensures the financial value of a pre-emptive right would be close to “0”. Therefore, the pro- posed authorization also ensures that the issue price is not substantially lower than the theoretical market value estab- lished using recognized actuarial methods. This entails an additional protection mechanism to ensure that shareholder interests are impaired as little as possible.

4.	Summary of the consideration of interests

The Management Board authorization, with the consent of the Supervisory Board, to exclude shareholders’ pre-emptive rights is materially justified. It is in the interests of the company for the company to have the possibility to procure capital promptly, flexibly and at ideally favorable market conditions and to react to regulatory own funds requirements. The authorization to exclude pre-emptive rights is appropriate and necessary, because it is not possible without the exclu- sion of pre-emptive rights to quickly raise capital at favorable market conditions to maintain a strong capital base – in accordance with regulatory requirements – over the long term. The Management Board’s freedom to act, with the consent of the Supervisory Board, to exclude pre-emptive rights therefore serves to achieve the company’s objectives to the benefit of the company, while, on the other hand, the potential impairment of shareholders appears minor in comparison to the significant transaction risks for the company without the possibility to exclude pre-emptive rights. In addition, the authorization ensures, in corresponding application of or in accordance with the requirement of § 186 (3) sentence 4 Stock Corporation Act, that the issue takes place at prices that are not substantially below the theoretical market value, whereby the shareholders do not incur any disadvantage or only an insubstantial one. In summary, upon consideration of all the specified circumstances, it is stated that the authorization to exclude pre-emptive rights within the described limits appears required, suitable and appropriate and, in the predominant interests of the company, materially justified and necessary.

The Management Board will review the circumstances and only make use of the authorization to exclude pre-emptive rights if in the specific case of an issue of bonds with warrants, convertible bonds, participatory notes or Hybrid Debt Securities the exclusion of pre-emptive rights is justified in the well-considered interests of the company and its shareholders and is covered by the respective authorization. The Supervisory Board will also check, before granting its consent, if these preconditions are fulfilled.

5.	Exclusion of pre-emptive rights for indirect issues

If participatory notes or Hybrid Debt Securities are issued through the company’s affiliated companies in Germany or abroad, it is first necessary to provide participatory notes or Hybrid Debt Securities to the affiliated company so that this affiliated company can in turn place corresponding instru- ments. Upon the issue of such instruments to the affiliated company, it is necessary to exclude the statutory pre-emptive rights directly, as otherwise it would not be ensured that the instruments could be issued in their entirety to the affiliated company. As it would not be possible to execute this kind of indirect issue without the exclusion of the statutory pre-emp- tive rights it is necessary in such case to exclude the pre-emp- tive rights directly through a resolution of the General Meeting. This does not entail any risks for shareholders as the issue to the affiliated company only involves a necessary part of the indirect issue by the affiliated company on the market. For this reason, the transferability of the participatory rights or Hybrid Debt Securities issued to the affiliated company is excluded. In contrast, for the participatory notes or Hybrid Debt Securities issued by the affiliated company itself, the statutory pre-emptive rights continue to apply in principle, although they may be excluded by the Management Board, with the consent of the Supervisory Board, insofar as the issue price is not substantially lower than the theoretical market value of the participatory notes or Hybrid Debt Securities established using recognized actuarial methods. The considerations presented under 1. to 4. apply accord- ingly and justify the exclusion of the statutory pre-emptive rights also in the case of the described indirect issues.

Deutsche Bank	Agenda
General Meeting 2018

6.	Exclusion of pre-emptive rights for broken amounts and in favor of holders of option and/or conversion rights

Finally, the proposed resolution under Agenda Item 9 provides for the exclusion of pre-emptive rights for broken amounts and in favor of holders of option or conversion rights and/or conversion rights and convertible bonds that have conversion obligations.

The proposed exclusion of pre-emptive rights for broken amounts for rights issues permits the utilization of the requested authorization in round amounts while retaining a simple subscription ratio and facilitates the clearing and settlement of the capital action. The background for providing the possibility to exclude pre-emptive rights in favor of holders of option rights, convertible bonds and convertible participatory rights is that conversion and option conditions based on customary market practice contain regulations according to which, in case of a rights offer to shareholders of the company for new shares, the conversion or option price is to be discounted based on a dilution protection formula if the holders of conversion or option rights are not granted pre-emptive rights to shares on the scale to which they would be entitled after exercising their option or conversion rights and/or fulfilling a conversion obligation, if any. The possibility proposed here to exclude pre-emptive rights provides the Management Board with a choice between these two different arrangements in such situations.

Total number of shares and voting rights

The company’s share capital at the time of convocation of this General Meeting amounts to €5,290,939,215.36 and is divided up into 2,066,773,131 registered (no par value) shares with eligibility to vote at and participate in the General Meeting. At the time of convocation of this General Meeting, 1,345,654 of these no par value shares consist of own shares held in treasury, which do not grant any rights to the company.

Participation in the General Meeting and exercise of voting rights

Pursuant to § 17 of the Articles of Association, shareholders who are entered in the share register and have given notice in due time to the company of their intention to attend are entitled to participate in the General Meeting and exercise their voting rights. Such notification must be received by the company by no later than May 18, 2018, either electronically using the company’s password-protected Internet portal as specified in the letter to registered shareholders (www.db.com/

general-meeting) or in writing to the domicile of the company in Frankfurt am Main or to the following address:

Deutsche Bank Aktiengesellschaft

Aktionärsservice

Postfach 14 60

61365 Friedrichsdorf

Germany

e-mail: deutschebank.hv@linkmarketservices.de

Pursuant to § 67 (2) sentence 1 Stock Corporation Act, only those who are listed in the share register are considered shareholders of the company. As a result, the status of the entries in the share register on the day of the General Meeting is decisive for determining the right to participate as well as the number of votes the authorized participant is entitled to. For technical processing reasons, however, no changes to the share register will be carried out (“registration stop”) between the end of May 18, 2018 (“technical record date”), and the conclusion of the General Meeting. Therefore, the entry status in the share register on the day of the General Meeting will correspond to the status after the last change of registration on May 18, 2018. The registration stop does not mean the shares are blocked for disposal. Share buyers whose change of registration requests are received by the company after May 18, 2018, however, cannot de facto exercise the rights to participate and vote on the basis of these shares, unless they have obtained a power of attorney to do so or an authorization to exercise such rights. In such cases, participation and voting rights are retained by the shareholder entered in the share register until the change of registration. All buyers of the company’s shares who are not yet registered in the share register are therefore requested to submit change of registration requests in due time.

Exercise of voting rights by authorized representatives

Shareholders registered in the share register may also be represented and have their voting rights exercised by an authorized representative (proxy) – for example, a bank or a shareholders’ association. The issue of the power of attorney, its cancellation and proof of the proxy authorization vis-à-vis the company are required, in principle, in text form if the power of attorney to exercise the voting right is granted neither to a bank, or an institution or company with an equivalent status pursuant to § 135 (10) Stock Corporation Act in conjunction with § 125 (5) Stock Corporation Act, nor to a shareholders’ association, or another person with an equivalent status pursuant to § 135 (8) Stock Corporation Act.

Powers of attorney can also be issued and revoked until May 24, 2018, 12 noon, at the General Meeting in text form and electronically using the password-protected Internet portal www.db.com/general-meeting.

Registration in due time for the General Meeting is necessary to be able to issue powers of attorney (proxy authorization).

Proof of the proxy authorization vis-à-vis the company can also be sent electronically to the following e-mail address: deutschebank.hv@linkmarketservices.de

If powers of attorney to exercise voting rights are issued to banks, to institutions or companies with an equivalent status pursuant to § 135 (10) Stock Corporation Act in conjunction with § 125 (5) Stock Corporation Act or to shareholders’ associations or other persons with an equivalent status pursuant to § 135 (8) Stock Corporation Act, the requisite form for these is specified, where appropriate, by the recipients.

The company also offers its shareholders the possibility of being represented by company employees appointed by the

Deutsche Bank General Meeting 2018	Agenda

company as proxies to exercise shareholders’ voting rights at the General Meeting. These company proxies will only vote in accordance with the instructions issued to them. The power of attorney can be issued and the instructions can be submitted in writing to the following address:

Deutsche Bank Aktiengesellschaft

Aktionärsservice

Postfach 14 60

61365 Friedrichsdorf

Germany

Furthermore, there is also the possibility to issue the power of attorney and instructions to the company employees appointed as proxies electronically by May 24, 2018, 12 noon, using the password-protected Internet portal www.db.com/general-meeting.

Details on how to issue a power of attorney and instructions using the Internet are given in the documents sent to the shareholders.

Admission cards and voting cards will be issued to share- holders and representatives authorized to participate.

Submitting absentee votes

As in previous years, shareholders listed in the share register can submit their votes – without participating in the General Meeting – through absentee voting. Registration in due time is indispensable for this form of voting, too.

The registration for absentee voting must be received by the company in writing or using electronic communication before the registration period expires, i.e. at the latest by May 18, 2018. For absentee voting in writing, please use the personal- ized registration form sent to you with the invitation and return it to the following address:

Deutsche Bank Aktiengesellschaft

Aktionärsservice

Postfach 14 60

61365 Friedrichsdorf

Germany

e-mail: deutschebank.hv@linkmarketservices.de

In order to register for absentee voting and to submit your absentee ballot using electronic communication, please use the password-protected Internet portal (www.db.com/general-meeting) for this.

After May 18, 2018, you will no longer be able to submit or change your votes through absentee voting through the mail. This also applies if you have previously requested an admis- sion card or issued a power of attorney to a third party or a company proxy.

A change of votes cast in the absentee ballot is only possible after May 18, 2018, using the password-protected Internet portal and only for the absentee voters who submitted their absentee votes using the password-protected Internet portal. This possibility of changing votes ends at 12 noon on the day of the General Meeting. The possibility to participate in the General Meeting by revoking the absentee ballot remains unaffected.

Furthermore, authorized banks, institutions or companies with an equivalent status pursuant to § 135 (10) Stock Corporation Act in conjunction with § 125 (5) Stock Corporation Act as well as shareholders’ associations or other persons with an equivalent status pursuant to § 135 (8) Stock Corporation Act may also make use of absentee voting pursuant to the rules described above and in observing the specified deadlines.

Requesting documents for the General Meeting

Requests for documents for the General Meeting, in particular the documents for Item 1 of the Agenda, can be sent to the following address:

Deutsche Bank Aktiengesellschaft

Aktionärsservice

Postfach 14 60

61365 Friedrichsdorf

Germany

e-mail: deutschebank.hv@linkmarketservices.de

Telefax: + 49 69 2222 34283

Documents for and additional information concerning the General Meeting are also accessible through the Internet at www.db.com/general-meeting. Furthermore, these documents will be available at the General Meeting and – if necessary – will be explained in more detail.

Requests for additions to the Agenda pursuant to § 122 (2) Stock Corporation Act

Shareholders whose aggregate shareholdings represent 5 % of the share capital or the proportionate amount of €500,000 (the latter of which corresponds to 195,313 shares) may request that items be placed on the Agenda and published. The request must be addressed in writing to the Management Board of the company and be received by the company at the latest on Monday, April 23, 2018. Please send such requests to the following address:

Deutsche Bank Aktiengesellschaft

Management Board

60262 Frankfurt am Main

Germany

Each new item of the Agenda must also include a reason or a resolution proposal. An applicant or applicants making such a request must prove that they have owned their shares for at least 90 days before the date of the receipt of the request by the company and that they will continue to hold the shares until the Management Board’s decision on the request. The provisions of § 70 and § 121 (7) Stock Corporation Act must be observed in determining this period.

The publication and forwarding of requests for additions are carried out in the same way as in the convocation.

Deutsche Bank	Agenda
General Meeting 2018

Shareholders’ counterproposals and election proposals pursuant to § 126 (1), § 127 Stock Corporation Act

The company’s shareholders may submit counterproposals to the proposals of the Management Board and/or Supervi- sory Board on specific Agenda Items and election proposals for the election of Supervisory Board members or auditors. Such proposals (with their reasons) and election proposals are to be sent solely to:

Deutsche Bank Aktiengesellschaft

Investor Relations

60262 Frankfurt am Main

Germany

e-mail: db.ir@db.com

Telefax: + 49 69 910 38591

Counterproposals must stipulate a reason; this does not apply to election proposals.

Shareholders’ counterproposals and election proposals that fulfill the requirements and are received by the company at the address specified above by Wednesday, May 9, 2018, at the latest, will be made accessible through the website www.db.com/general-meeting along with the name of the share- holder and, specifically in the case of counterproposals, the reason and, in the case of election proposals, the additional information to be provided by the Management Board pursuant to § 127 sentence 4 Stock Corporation Act, as well as any comments by management.

The company is not required to make a counterproposal and its reason or an election proposal accessible if one of the exclusionary elements pursuant to § 126 (2) Stock Corporation Act exists, for example, because the election proposal or counterproposal would lead to a resolution by the General Meeting that breaches the law or the Articles of Association or its reason apparently contains false or misleading information with regard to material points. Furthermore, an election proposal need not be made accessible if the proposal does not contain the name, the current occupation and the place of residence of the proposed person as well as his/her membership in other statutory supervisory boards. The reason for a counterproposal need not be made accessible if its total length is more than 5,000 characters.

Notice is given that counterproposals and election proposals, even if they have been submitted to the company in advance in due time, will only be considered at the General Meeting if they are submitted/put forward verbally there. The right of every shareholder to put forward counterproposals on the various Agenda Items or election proposals even without a previous submission to the company remains unchanged.

Right to obtain information pursuant to § 131 (1) Stock Corporation Act

At the General Meeting, every shareholder may request information from the Management Board about company matters insofar as the information is required for a proper evaluation of the relevant matter on the Agenda (cf. § 131 (1) Stock Cor- poration Act). The duty to provide information covers the company’s legal and business relations with affiliated com- panies as well as the position of Deutsche Bank Group and of the companies included in the Consolidated Financial Statements of Deutsche Bank Aktiengesellschaft. In principle, requests for information are to be put forward at the General Meeting verbally.

The Management Board may refrain from answering individual questions for the reasons specified in § 131 (3) Stock Corporation Act, for example, if providing such information, according to sound business judgement, is likely to cause material damage to the company or an affiliated company. Pursuant to the Articles of Association, the Chair of the General Meeting, over the course of the General Meeting, may determine appropriate restrictions on the speaking time, the time for putting questions and/or the total time available in general for speaking and putting questions or for individual speakers (cf.§ 19 (2) sentence 2 of the Articles of Association).

Additional information

Additional information on shareholders’ rights pursuant to § 122 (2), § 126 (1), § 127 and § 131 (1) Stock Corporation Act can be found on the company’s website at www.db.com/general-meeting.

Notice on the company’s website

Information pursuant to § 124 a Stock Corporation Act on this year’s Ordinary General Meeting is accessible on the company’s website at www.db.com/general-meeting. Following the General Meeting, the voting results will be announced at the same Internet address.

Frankfurt am Main, April 2018

Deutsche Bank Aktiengesellschaft The Management Board

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60262 Frankfurt am Main

Germany

Telephone: +49 69 910-00

deutsche.bank@db.com

Shareholders’ hotline:

0800 910-80 00*

General Meeting hotline:

0800 100-47 98*

*Available from within Germany

Deutsche Bank	Agenda
General Meeting 2018